EXHIBIT 99.3

Tuesday, April 26, 2000, 09:05 am Eastern Time

Press Release
SOURCE: Bentley Communications Corp.

Bentley Communications Corp. to `Westernize' China E-Commerce

LONG BEACH, California, April 26 /PRNewswire/ -- Bentley Communications Corp. (OTCBB: BTLY) today announced it has signed letters of intent with several additional PRC companies for the introduction of their products to world and wholesale retail markets.

Bentley Communications Corp. is currently working with many manufacturers in the People's Republic of China to "Westernize" their products and innovate new ones.

The products include consumer electronics, appliances, telecommunications products, computers and accessories. Bentley Communications Corp. will coordinate marketing efforts, creating increased acceptance of quality consumer and industrial products that are widely used in Asia along with the Chinese brand names they represent. Many Western name brand companies, whose reputations for presenting superior products, source their manufacturing in China. These same products will be introduced to the world through Joint Ventures via the Internet and traditional distribution channels, at factory-direct prices. The main difference will be the labels on the boxes. They will carry the Bentley label or their own Chinese brand name.

"China is ready for the same widespread recognition for its product quality that Japan began to experience in the sixties. The opportunities coming to us because of our business development efforts in Asia, indicate that our approach is the right one. These contracts are expected to yield significant cash flow for Bentley," said Gordon Lee, President of Bentley Communications Corp.

Bentley Communications Corp. is implementing a warranty service network of third-party providers in order to service the products. Bentley corporate offices in Long Beach, California will coordinate international marketing, shipping and handling. Warehousing for North America will take place in the nearby Port of Los Angeles.

Bentley Communications Corp. world headquarters is located at 100 Oceangate, Suite 750, Long Beach, California 90802 and its phone number is (562) 435-5355. The Hong Kong Corporate Office of Bentleycomm Asia Ltd., a wholly owned subsidiary of BTLY, is located in the prestigious Central Plaza.

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